July 13, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                   Assistant Director

Re:	DC Brands International, Inc. Registration Statement on Form S-1 Filed May 10, 2010 File No. 333-166714

Dear Mr. Riedler:

Thank you for your July 7, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  Enclosed is Amendment No. 2 to DC Brands’ Form S-1, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Business History, page 10

1.
 We note your disclosure in response to prior comment number 14 which provides the basis for your decision to exit the carbonated energy drink market.  Please further expand your disclosure to include a discussion of the winding down of the business activities, the transition of the business to health related products, the timing of such transition and any associated costs or capital expenditures.

Response: Complied with.  We have expanded the disclosure.

United States Securities and
  Exchange Commission
July 13, 2010

Distribution, page 12

2.
 We note your disclosure that the agreement with Acosta, Inc is month to month.  It appears that this agreement is material to your business.  Accordingly, please provide a risk factor disclosing the risks associated with the terms of this agreement and the risks to the business of termination of this agreement.  Alternatively, please tell us why you have determined that such disclosure is not necessary.

Response: Complied with.  We have added a risk factor disclosing the risks associated with the terms of the agreement and the termination of this agreement.

Market Price of Common Stock and Other Stockholder Matters, page 16

3.
 We note your disclosure in response to prior comment 26.  Please expand your disclosure to provide the average daily trading volume for the shares for each quarter for which price information is presented.

Response: Complied with.  We have added the average daily trading volume for the shares for each quarter for which price information is presented.

Financial Statement for the Year Ended December 31, 2009

Consolidated Statements of Stockholders’ Deficit, page F-5

4.
We acknowledge your response to comment 45.  Your revised disclosure states that you issued 687,500 shares of stock valued from $.08 to $.18 per share for a total compensation expense of $425,000.  It does not seem reasonable that total compensation for 687,500 shares of stock could be $425,000 considering the fact that if each share were $.18 per share total compensation would be $123,750.  Please revise your disclosure or further explain to us how you calculated the total compensation expense.

Response:  Complied with.  We have corrected the number of shares issued in the footnote to reflect 2,750,000 shares issued.

United States Securities and
  Exchange Commission
July 13, 2010

Note 1.  Business and Significant Accounting Policies

Revenue Recognition, page F-6

5.
We acknowledge your response to comment 46.  Your response does not fully disclose your return policy in that the maximum period of time for a return to be accepted is not disclosed.  Please disclose the maximum period of time a return will be accepted by your company.  Please include when that period begins, such as but not limited to, from the date of sale, the product is received by the client or shipped from your warehouse, etc.

Response: Complied with.  We have added language to reflect that the Company’s return policy terminates upon the expiration of the product’s one year shelf life.

Recent Accounting Pronouncements, page F-9

6.
We acknowledge your revisions in response to comment 47.  Your revision discloses the most recent FASB Accounting Standards Update.  This however does not fully capture the disclosure guidance provided by SAB Topic 11M “to list the recently issued accounting standards” and the other criteria detailed below, we therefore reissue the same comment.  Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M.  The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted.  At a minimum your disclosures should provide:

a.	A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
b.	A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
c.
A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable.  In that case, a statement to that effect may be made.

Response: Complied with. We have expanded the disclosure.

United States Securities and
  Exchange Commission
July 13, 2010

Warrants, page F-16

7.
We acknowledge your response to comment 53 in that the additional disclosures were added with regards to the significant terms of the warrants however all points of our comment were not addressed.  Please address the following:

•	Disclose the exercise price of the warrants issued.
•
Disclose the information you provided in your response with regards to the “variable number of shares that must be issued, according to the warrant contract terms, could exceed the remaining unissued common stock.”

•
It appears that the fair value of the warrant liability is calculated based on the difference between the stock price and the strike price.  Please tell us how you determined that this calculation equals the fair value of the warrant liability.

Response: Complied with. We have added the exercise price of the warrants issued. Inasmuch as we have recently increased our number of authorized shares, we do not believe that the shares to be issued in connection with the exercise of the warrants, will exceed the remaining unissued stock. After a thorough review of FASB Accounting Standards Codification 480 there does not appear to be a required method for valuing the fair value of the warrants until the exercise date, therefore the intrinsic value was used to value the warrant liability (the stock price minus the strike price).

8.
With regards to your disclosures for the equity units sold consisting of a common stock and a warrant, please explain how you determined the value of each component of the unit.  Based on the value of the warrant liability disclosed it appears the warrant value is $.03 per share and the common stock value is $.02 per share.

Response: The value of each component of the unit was determined by analyzing the warrant measurement price ($.50-$.15 which was disclosed in the footnote) and the stock price on the date of issue.  For those units that had a common stock price equal to or less than the trading price of the common stock on the date of issuance of the unit, the entire amount of cash paid for the unit was allocated to the stock component of the unit.  For those units that had a purchase price greater than the trading price of the common stock on the date of issuance of the unit, the par value of the stock, $.001 was allocated to the common stock and the balance was allocated to the warrant.

United States Securities and
  Exchange Commission
July 13, 2010

Unaudited Financial Statements for the Interim Period Ended March 31, 2010

Consolidated Statement of Stockholders” Equity, page F-23

9.
You disclose at page F-33 that you issued 2,000,000 shares of common stock valued at $.12 per share.  The Consolidated Statement of Stockholders’ Equity at page F-23 discloses this transaction totaled $260,000, even though this calculation should be $240,000.  Please revise your disclosure for the value of the 2,000,000 shares of common stock issued or further advise us about how you calculated the transaction.

Response: Complied with.  We have revised our disclosure to change the price that the shares were valued from $.12 to $13.

 * * *

United States Securities and
  Exchange Commission
July 13, 2010

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457 or (561) 237-0804.

Sincerely,

/s/  Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.